

October 24, 2014

Via E-mail
Robert H. Reback
Chief Executive Officer
Cimetrix Incorporated
6979 South High Tech Drive
Salt Lake City, Utah 84047

Re: Cimetrix Incorporated
Schedule 13E-3
Filed October 1, 2014
Amendment No. 1 to Schedule 13E-3
Filed October 2, 2014
File No. 005-52385

Dear Mr. Reback:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Schedule 13E-3

General

1.   Please note that you must include the information required by Items 3, 5, 6, 10 and 11 of Schedule 13E-3 with respect to each control person of the filing person and each executive officer and director of any corporation or entity ultimately in control of the filing person. See General Instruction C to Schedule 13E-3. In that regard, we note that Rorze Corporation beneficially owns 22.87% of the company's common stock.

2.   The first page of the Disclosure Statement indicates that "it is anticipated that the effective date of the reverse stock split will be on or about November 6, 2014." Please advise us of the date on which the Disclosure Statement was first mailed to stockholders, if applicable. We remind the Company of its obligations under Exchange Act Rule 13e-3(e)(2) and (f)(1)(iii).

Item 16. Exhibits

Exhibit A. Disclosure Statement

Special Factors

Purpose of the Transaction, page 10

3.   Please tell us how you calculated the number of shares of common stock issued and outstanding after the reverse stock split or revise as necessary.

4.   We note your statement that the cash out of fractional share interests held by discontinued stockholders will result in the cancellation of less than 10% of the outstanding pre-reverse stock split shares in compliance with Section 78.207 of the Nevada Revised Statutes. Please tell us how you made this determination and include specific analyses for both holders in street name and record holders. Please also consider in your calculations the various uncertainties that may affect your estimates, including changes in holdings that may occur between the time of your amended Schedule 13E-3 and the effectiveness of the transaction. For example, please consider stockholders who wish to remain stockholders of the private entity by purchasing shares in advance of the effective date and stockholders who combine separate accounts or conversely lower their holdings to become part of the group that is cashed-out. Please describe how these and other conditional events may affect the final determinations and how they were accounted for in your calculations referenced above.

Background of the Transaction, page 11

5.   We note that the board of directors has considered going private at various times during the past few years. Please revise to provide expanded disclosure regarding the reasons behind the choice to engage in the transaction at this time as opposed to any other time. Refer to Item 1013(c) of Regulation M-A.

6.   Please briefly summarize the contents of the memorandum presented to you by your legal counsel. Additionally, please identify by name all parties that were involved in the deliberations that you discuss in this section, or tell us why you do not believe you are required to do so.

Reasons for the Transaction, page 12

7.   We note your belief that your financial resources and management time currently going towards public reporting costs could more effectively be devoted to other purposes. Please briefly describe these other purposes if they have been considered.

Fairness of Transaction

Equal Treatment of Affiliated and Unaffiliated Holders of Our Common Stock, page 18

8.   You state that the reverse stock split will not affect holders of your shares differently on the basis of affiliate status. Given that affiliates tend to hold more shares of the company, the reverse stock split would seem to disproportionally cash out unaffiliated holders. Please revise this statement accordingly here and throughout your document.

Reservation, page 21

9.   We note the board's reservation of the right to abandon, postpone or modify the reverse stock split and the termination and suspension at any time before they are consummated for any reason. Please disclose how the board will make such determination, including the factors upon which the decision to abandon, postpone or modify would be based, and how it will provide notice to security holders of the same.

10.   We note your reference to "a transaction with the Interested Party." Please explain or revise.

Management

Executive Officers and Directors, page 28

11.   Please ensure you provide the information required by Item 1003 of Regulation M-A for each person specified in General Instruction C to Schedule 13E-3. For example, you have not disclosed Mr. Johnson's employment during the past five years or the addresses of the corporations at which your directors are employed.

Financial and Other Information, page 30

12.   We note that you have furnished summarized financial information, but have done so without including all of the items specified in Item 1010(c) of Regulation M-A, which would constitute a fair and adequate summary. Please revise to include all the information required by Item 1010(c) of Regulation M-A. To the extent you believe pro forma information is not material, please explain why.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mitchell Austin, Staff Attorney, at (202) 551-3574, Tiffany Posil, Special Counsel in the Office of Mergers and Acquisitions, at (202) 551-3589 or me at (202) 551-3457 with any questions.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel